Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT

CAMPELLO BANCORP

Brockton, Massachusetts

HOLDING COMPANY FOR

THE COMMUNITY BANK, A MASSACHUSETTS COOPERATIVE BANK

Brockton, Massachusetts

Dated As Of:

August 29, 2008

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC. Financial Services Industry Consultants

August 29, 2008

Board of Directors

Campello Bancorp

The Community Bank, a Massachusetts Cooperative Bank

1265 Belmont Street

Brockton, Massachusetts 02301

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below. This Appraisal Update (the “Update”) is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Division of Banks (the “Division”) in the absence of separate written valuation guidelines.

Our Original Appraisal report, dated June 30, 2008 (the “Original Appraisal”) is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Campello Bancorp’s financial condition, including financial data through July 31, 2008; (2) an updated comparison of Campello Bancorp’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal. The Update also corrects the description of the Bank’s charter to a Massachusetts cooperative bank and, as such, insurance of deposits above FDIC maximums is provided by the Share Insurance Fund of the Cooperative Central Bank. In addition, the update clarifies the correct name of the existing mutual holding company is Campello Bancorp while the name of the newly chartered Maryland corporation is Campello Bancorp, Inc.

Plan of Conversion and Reorganization

Campello Bancorp (the “Company”), was organized in 1994, concurrent with the reorganization of The Community Bank, a Massachusetts Cooperative Bank (the “Bank”) from a state-chartered mutual cooperative bank into a mutual holding company structure (“MHC”). In conjunction with the reorganization, the Company was formed and concurrently owns all the capital stock of the Bank. No stock was issued publicly pursuant to the reorganization. The Bank transferred a small portion of its retained earnings to the Company for its initial

Washington Headquarters
Rosslyn Center	Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210	Fax No.: (703) 528-1788
Arlington, VA 22209	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

August 29, 2008

capitalization. At the same time, the Bank converted to a state-chartered stock cooperative bank with the Company owning all of its outstanding stock. The Company is a bank holding company and conducts its operations primarily through the Bank.

The Board of Directors of the Company adopted a plan of conversion and reorganization on April 17, 2008 which was amended June 19, 2008 (the “Plan”). Pursuant to the Plan, the Company will convert from the mutual holding company form of organization to the stock form and will sell shares of common stock to the public in a stock offering. The conversion (the “Conversion”) will be accomplished under the laws of the Commonwealth of Massachusetts and the regulations of the Division and the FDIC, and other applicable laws and regulations. As part of the Conversion, the Company, the mutual holding company parent of the Bank will be merged into the Bank and the mutual holding company will no longer exist. The Company, a Massachusetts corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the name Campello Bancorp, Inc. (hereinafter “CBI”). When the conversion is completed, all of the capital stock of the Bank will be owned by CBI, the newly formed Maryland-chartered holding company, and all of the common stock of CBI will be owned by public stockholders.

Pursuant to the plan of conversion and reorganization, CBI will retain up to 50% of the net proceeds raised in the offering and downstream to the Bank the remaining net proceeds. The funds downstreamed to the Bank will be includable as Tier 1 capital for regulatory capital purposes. Immediately after consummation of the conversion and reorganization, it is not anticipated that CBI will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank’s newly formed employee stock ownership plan (“ESOP”) and investment of stock proceeds that are retained by CBI. It is anticipated that the shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Supplemental Eligible Account Holders, Employee Stock Ownership Plan, and Employees, Officers and Trustees of the Bank and the Company and Corporators of the Company. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

Concurrent with the Conversion, the Bank will form a charitable foundation called The Community Bank Foundation (the “Foundation”). The Foundation will be funded with a contribution equal to 5% of the stock sold in the Conversion based on the IPO price of $10.00 per share, consisting of 95% common stock and 5% cash.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of July 31, 2008, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or

Board of Directors

August 29, 2008

solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1.	Financial Results

Following the preparation of the Original Appraisal, the Company’s July 31, 2008 financial data became available in the amended prospectus. Table 1 presents summary balance sheet and income statement data through July 31, 2008, as well as comparable data for the period ending April 30, 2008, as set forth in the Original Appraisal.

Growth Trends

The Company’s total assets increased by approximately $20.5 million over the three months ended July 31, 2008, which was funded by a $27.5 million increase in deposits. On the asset side of the balance sheet, growth was realized in both the loan and investment portfolios while a portion of the deposit growth funded the repayment of borrowed funds which decreased modestly (by $6.5 million). Equity increased slightly during the quarter as interim earnings more than offset downward valuation adjustments on the AFS portfolio.

Loan Receivable

Loans receivable inclusive of loans held for sale increased modestly over the quarter ended July 31, 2008, to equal $335.7 million, equal to 82.41% of total assets. As discussed in the Original Appraisal, long term trends for the portfolio reflect an increasing proportion of commercial mortgage and C&I loans, while the proportion of 1-4 family mortgage loans and home equity loans has diminished.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, Federal funds sold, investments and mortgage-backed securities (“MBS”) increased modestly over the quarter ended July 31, 2008, to equal $48.7 million, or 12.0% of total assets in aggregate. Moreover, the composition of the securities portfolio is substantially the same as the composition which prevailed as of the prior quarter end with the exception of the increase in overnight Federal funds sold.

Board of Directors

August 29, 2008

Table 1

Campello Bancorp

Recent Financial Data

	At April 30, 2008		At July 31, 2008
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$386,778	100.00%	$407,313	100.00%
Cash on hand and in other banks	6,374	1.65%	8,143	2.00%
Federal funds sold	3,506	0.91%	15,200	3.73%
Investment securities available for sale	27,294	7.06%	25,090	6.16%
Mortgage-backed securities available for sale	241	0.06%	229	0.06%
Loans held for sale	4,194	1.08%	1,677	0.41%
Loans receivable, net	322,559	83.40%	333,995	82.00%
Servicing assets	217	0.06%	202	0.05%
Bank owned life insurance	2,335	0.60%	2,356	0.58%
Goodwill and intangible assets	820	0.21%	810	0.20%
Prepaid expenses and other assets	1,134	0.29%	1,333	0.33%
Deposits	279,492	72.26%	307,025	75.38%
Borrowed funds	77,403	20.01%	70,889	17.40%
Subordinated debentures	4,124	1.07%	4,124	1.01%
Equity	23,394	6.05%	23,250	5.71%

	12 Months Ended April 30, 2008		12 Months Ended July 31, 2008
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$22,848	5.95%	$22,645	5.79%
Interest Expense	(12,697)	-3.31%	(12,236)	-3.13%

Net Interest Income	$10,151	2.64%	$10,409	2.66%
Provision for Loan Losses	(1,045)	-0.27%	(1,009)	-0.26%

Net Interest Income after Provisions	$9,106	2.37%	$9,400	2.40%

Other Operating Income	$3,168	0.83%	$3,079	0.79%
Operating Expense	(11,478)	-2.99%	(11,837)	-3.03%

Net Income Before Tax	$796	0.21%	$642	0.16%
Income Taxes	(220)	-0.06%	(204)	-0.05%

Net Income	$576	0.15%	$438	0.11%

Source: Campello Bancorp’s audited and unaudited financial statements and RP Financial calculations.

Board of Directors

August 29, 2008

Funding Structure

Deposit balances increased by $27.5 million over the three months ended July 31, 2008, to equal $307.0 million, or 75.4% of total assets. Borrowings diminished as FHLB advances declined by $6.5 million while subordinated debt outstanding was unchanged.

Equity

Total equity decreased modestly (by $144,000) over the three months ended July 31, 2008 to equal $23.3 million, or 5.72% of assets. At the same date, the Bank’s capital ratios were higher reflecting the impact of subordinated debt issued by the Company with substantially all of the proceeds infused into the Bank as capital.

Asset Quality Trends

Non-performing assets increased from $10.9 million (2.83% of assets) at April 30, 2008 to $12.3 million (3.01% of assets) at July 31, 2008. This increase is due primarily to an increase in non-accrual loans from $7.5 million to $9.7 million, with the increase primarily comprised of six single-family owner-occupied residential mortgages totaling $2.1 million. While restructured loans decreased from $535,000 to $127,000 as a restructured loan was put on non-accrual status, foreclosed real estate increased from $627,000 to $801,000. The ratio of allowances to total loans equaled 1.42%, versus 1.41% as of April 30, 2008, while reserve coverage in relation to non-performing loans diminished to 42.08% versus 44.89% as of the 2008 fiscal year end.

As discussed in the Original Appraisal, in addition to the foregoing specific NPAs which have been identified, the Company’s loan portfolio may be at risk of increasing delinquencies, consistent with national trends. Specifically, the Company’s asset base has been increasingly comprised of high risk-weight loans including commercial mortgage and C&I loans. Moreover, while the construction loan portfolio has not been growing, it remains a relatively large proportion of total loans and there is constant turnover in the portfolio given the short-term nature of construction lending. Of particular focus from a credit standpoint is the limited seasoning in the commercial loan portfolio. Specifically, the portfolio of commercial mortgage and C&I loans increased by approximately $60 million since the end of fiscal 2004 thereby more than doubling in size. The limited seasoning of the portfolio is important since asset quality problems may not arise until after several years of seasoning and/or deterioration in the economy stresses the portfolio.

Income and Expense Trends

The Company’s earnings declined slightly based on updated financial data, as operating expenses increased on a trailing twelve months basis and other components of the income statement were relatively unchanged. Overall, the Company reported net income equal to 438,000 (0.11% of average assets) for the 12 months ended July 31, 2008, in comparison to earnings of $576,000 (0.15% of average assets) for the 12 months ended April 30, 2008, as reflected in the Original Appraisal.

Net Interest Income

The Company’s net interest income increased slightly over the quarter, primarily reflecting the positive impact of balance sheet growth. For the 12 months ended July 31, 2008, the Company’s net interest income totaled $10.4 million (2.66% of average assets).

Board of Directors

August 29, 2008

Loan Loss Provisions

Provisions for loan losses remained substantially unchanged based on updated financial data equaling $1.0 million, equal to 0.26% of average assets for the 12 months ended July 31, 2008. As discussed in the Original Appraisal, the continued level of provisioning is attributable both to the increases in the portfolio of higher risk-weight assets and to the increase in non-performing assets (“NPAs”).

Other Operating Income

Other operating income for the most recent 12 months decreased slightly to $3.1 million, or 0.79% of average assets. The bulk of the Company’s fee income is comprised of fees related to its depository activities, lending, and mortgage servicing. However, the Company has also diversified into non-traditional product lines (primarily insurance commission income), which provides a modest amount of fee income. Additionally, non-interest income was further enhanced by the purchase of BOLI, wherein the income from the increase in the cash surrender value of the policies is reflected as non-interest income.

Operating Expenses

The Company’s operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, de novo branching, and revenue diversification strategies. Consistent with this trend, the Company’s operating expenses increased based on updated financial data. For the 12 months ended July 31, 2008, the Company’s operating expenses equaled $11.8 million, or 3.03% of average assets, which is above the level of $11.5 million, or 2.99% of average assets reported for the 12 months ended April 30, 2008.

Operating expenses are expected to increase following the Conversion as a result of the expense of the stock-related benefit plans, the cost related to operating as a public company and as a result of long-term plans to continue to expand commercial account relationships and the related delivery systems. With regard to this latter factor, the Company plans to establish additional business resource centers at an anticipated rate of one per year over the next three to four years. The Company will also support the deposit growth strategy in the commercial area by employing alternative delivery and support systems such as remote deposit capture and courier services which have also been a factor in the recent growth of the Company’s operating costs. Furthermore, the Company expects to continue to gradually build its commercial lending staffing levels to take advantage of the expanded branch coverage. The Company will be seeking to offset such costs over time through growth and increased efficiency.

Taxes

The Company’s average tax rate has been trending downward over the last several fiscal years, reflecting the impact of various tax minimization strategies, which have primarily included the investment in BOLI, and the holding of a substantial portion of the Bank’s securities portfolio in a first tier subsidiary of the Bank known as Campello Securities Corporation. Contrary to recent trends, the Company’s average tax rate equaled 31.8% for the twelve months ended July 31, 2008, which was above the fiscal 2008 average tax rate of 27.6%.

Efficiency Ratio

The Company’s efficiency ratio increased modestly based on updated financial data reflecting the reduction in core earnings and equaled 87.8% for the 12 months ended July 31,

Board of Directors

August 29, 2008

2008. On a post-offering basis, the efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses reflecting the costs of expanding commercial account relationships (i.e., expense of opening business resource centers, staffing, etc.) as well as public company and stock plans expenses may limit the improvement.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the most recent updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The ten financial institutions comprising the Peer Group in our Original Appraisal remain unchanged.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a slightly higher level of loans (82.4% of assets for the Company versus 71.4% for the Peer Group on average) and a lower level of cash, MBS and investments (12.0% for the Company versus 23.5% for the Peer Group). The Company’s funding composition continued to reflect a greater proportion of deposits in comparison to the Peer Group based on deposits/assets ratios of 75.4% and 64.7%, respectively. Comparatively, borrowings accounted for a more limited portion of the Company’s interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 18.4% and 22.9% for the Company and the Peer Group, respectively, including balances of subordinated debt which totaled 1.0% for the Company and 0.5% for the Peer Group.

The Company’s net worth ratio of 5.7% of assets remained well below the Peer Group’s average net worth ratio of 11.7%. The Company’s equity substantially consisted of tangible equity as intangible assets were nominal at less than 0.2% of assets. Intangible assets were comparatively greater for the Peer Group equal to 0.9% of assets, translating into a tangible equity-to-assets ratio of 10.8% on average for the Peer Group. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds to levels more closely approximating the Peer Group average, but may still fall short at the lower end of the offering range. The increased equity is anticipated to enhance the earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. However, at the same time, the increased pro forma capital position is expected to result in a decline in return on equity (“ROE”), based on both reported and core earnings. Both the Company’s and the Peer Group’s current regulatory capital ratios at the bank subsidiary level reflect surpluses over regulatory capital requirements; and on a post-offering basis the cushion over capital requirements will be enhanced.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the fifteen month period through July 31, 2008, for the Company and for the most

Board of Directors

August 29, 2008

RP® Financial, LC.

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2008

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash & Equiva- lents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Invest- ments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg. Cap.
Campello Bancorp
July 31, 2008	5.7%	6.2%	0.6%	82.4%	75.4%	17.4%	1.0%	5.7%	0.2%	5.5%	8.42%	23.62%	6.61%	10.13%	3.55%	1.84%	2.10%	6.81%	6.81%	10.73%

All Public Companies
Averages	3.4%	19.8%	1.3%	71.1%	66.4%	20.0%	0.6%	11.8%	1.0%	10.9%	8.26%	0.11%	9.72%	4.03%	21.39%	-1.37%	-2.34%	10.39%	10.28%	16.33%
Medians	2.4%	16.5%	1.4%	72.9%	67.5%	18.8%	0.0%	10.1%	0.1%	9.1%	6.79%	-0.93%	8.77%	1.68%	14.47%	-0.35%	-0.58%	8.87%	8.80%	13.50%

State of MA
Averages	3.9%	23.2%	1.1%	67.8%	64.2%	20.1%	0.3%	14.7%	1.0%	13.6%	9.96%	8.74%	10.51%	4.39%	27.15%	0.18%	-2.44%	14.13%	14.20%	19.60%
Medians	4.3%	21.7%	1.2%	69.4%	63.8%	19.3%	0.0%	14.5%	0.0%	13.8%	8.86%	0.84%	10.95%	4.85%	34.27%	1.09%	1.16%	12.70%	12.70%	13.60%

Comparable Group
Averages	4.4%	19.1%	1.2%	71.4%	64.7%	22.4%	0.5%	11.7%	0.9%	10.8%	10.59%	3.53%	9.96%	6.01%	18.08%	0.59%	-0.97%	10.88%	10.46%	14.51%
Medians	4.4%	14.9%	1.3%	74.6%	63.2%	21.5%	0.0%	9.9%	0.0%	8.2%	9.64%	0.92%	10.97%	5.28%	28.01%	1.24%	1.31%	8.63%	8.50%	12.79%

Comparable Group
BFBC Benjamin Frkln Bncrp Inc of MA	4.9%	19.8%	1.1%	68.7%	67.7%	19.9%	0.0%	11.0%	3.7%	7.2%	7.90%	2.00%	11.25%	3.15%	35.58%	-1.21%	-0.97%	7.73%	7.73%	11.67%
CEBK Central Bncrp of Somerville MA	2.2%	10.6%	1.1%	83.7%	64.1%	26.5%	2.0%	6.8%	0.4%	6.4%	2.81%	-9.69%	3.74%	-3.39%	20.41%	1.09%	1.16%	NA	8.36%	12.30%
CBNK Chicopee Bancorp, Inc. of MA	5.5%	10.6%	0.0%	79.2%	62.5%	18.2%	0.0%	19.1%	0.0%	19.1%	9.89%	17.68%	8.53%	-2.07%	NM	-10.22%	-10.22%	20.30%	20.30%	25.10%
HBNK Hampden Bancorp, Inc. of MA(1)	6.6%	23.6%	1.8%	66.1%	58.0%	21.5%	0.0%	19.8%	0.0%	19.8%	2.65%	-11.58%	11.09%	-6.54%	41.34%	2.01%	2.01%	NA	NA	NA
HIFS Hingham Inst. for Sav. of MA	7.6%	8.9%	1.7%	80.4%	60.1%	31.9%	0.0%	7.3%	0.0%	7.3%	9.71%	-1.11%	12.16%	9.08%	10.98%	6.78%	6.78%	NA	NA	NA
LSBX LSB Corp of No. Andover MA	2.6%	37.5%	1.5%	56.7%	52.2%	38.9%	0.0%	8.3%	0.0%	8.3%	23.08%	22.06%	23.05%	18.29%	36.65%	1.90%	1.90%	8.63%	8.63%	13.27%
LEGC Legacy Bancorp, Inc. of MA	2.0%	17.8%	1.6%	73.8%	63.9%	21.4%	0.0%	13.9%	1.4%	12.5%	9.56%	-0.44%	10.81%	7.41%	36.04%	-9.49%	-16.54%	9.70%	9.70%	13.60%
MFLR Mayflower Bancorp, Inc. of MA(1)	3.2%	39.8%	0.0%	51.4%	83.8%	7.7%	0.0%	8.2%	0.0%	8.1%	0.60%	11.90%	-8.52%	1.65%	-9.24%	1.39%	1.46%	NA	NA	NA
NHTB NH Thrift Bancshares of NH	3.8%	12.1%	1.1%	75.4%	78.3%	9.1%	2.5%	8.8%	3.6%	5.2%	10.53%	0.92%	10.85%	18.04%	-27.14%	19.68%	10.73%	8.05%	8.05%	11.11%
NFSB Newport Bancorp, Inc. of RI	5.5%	10.3%	2.4%	78.7%	56.3%	28.5%	0.0%	14.2%	0.0%	14.2%	29.15%	NM	16.75%	14.59%	NM	-6.01%	-6.01%	NA	NA	NA

(1)	Financial information is for the quarter ending March 31, 2008.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Board of Directors

August 29, 2008

RP® Financial, LC.

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2008

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Campello Bancorp
July 31, 2008	0.11%	5.79%	3.13%	2.66%	0.26%	2.40%	0.00%	0.00%	0.79%	0.79%	3.02%	0.01%	0.00%	0.00%	6.15%	3.72%	2.43%	$4,288	31.78%

All Public Companies
Averages	0.22%	5.73%	3.02%	2.71%	0.38%	2.33%	0.03%	-0.02%	0.66%	0.67%	2.55%	0.08%	-0.01%	0.00%	6.07%	3.48%	2.59%	$5,780	32.25%
Medians	0.44%	5.68%	3.06%	2.73%	0.14%	2.52%	0.00%	0.00%	0.51%	0.51%	2.53%	0.00%	0.00%	0.00%	5.98%	3.54%	2.66%	$4,925	32.87%

State of MA
Averages	0.40%	5.54%	2.79%	2.75%	0.14%	2.61%	0.02%	-0.02%	0.51%	0.51%	2.49%	0.03%	0.00%	0.00%	5.82%	3.31%	2.51%	$6,210	36.04%
Medians	0.46%	5.56%	2.79%	2.81%	0.12%	2.67%	0.00%	0.00%	0.43%	0.45%	2.59%	0.00%	0.01%	0.00%	5.81%	3.28%	2.51%	$6,063	37.35%

Comparable Group
Averages	0.39%	5.57%	2.83%	2.75%	0.08%	2.67%	0.02%	0.00%	0.50%	0.51%	2.61%	0.02%	0.00%	0.06%	5.86%	3.26%	2.61%	$5,606	33.17%
Medians	0.37%	5.61%	2.79%	2.77%	0.06%	2.68%	0.00%	0.00%	0.44%	0.45%	2.69%	0.00%	0.00%	0.06%	5.88%	3.23%	2.60%	$5,055	34.24%

Comparable Group
BFBC Benjamin Frkln Bncrp Inc of MA	0.49%	5.25%	2.60%	2.66%	0.10%	2.56%	0.10%	0.00%	0.60%	0.69%	2.53%	0.08%	0.00%	0.06%	5.64%	2.98%	2.66%	$6,279	33.60%
CEBK Central Bncrp of Somerville MA	0.29%	5.72%	3.18%	2.54%	0.02%	2.52%	0.00%	0.00%	0.27%	0.27%	2.50%	0.00%	0.00%	0.06%	5.89%	3.43%	2.46%	$4,443	28.39%
CBNK Chicopee Bancorp, Inc. of MA	0.16%	5.37%	2.41%	2.96%	0.06%	2.91%	0.00%	0.00%	0.43%	0.43%	3.14%	0.00%	0.00%	0.06%	5.65%	3.09%	2.56%	$4,260	39.26%
HBNK Hampden Bancorp, Inc. of MA(1)	0.31%	5.57%	2.84%	2.73%	0.06%	2.67%	0.00%	0.00%	0.44%	0.44%	2.64%	0.00%	0.00%	0.06%	5.79%	3.57%	2.22%	NM	39.71%
HIFS Hingham Inst. for Sav. of MA	0.69%	5.77%	3.38%	2.40%	0.06%	2.34%	0.00%	0.00%	0.23%	0.23%	1.49%	0.00%	0.00%	0.06%	5.95%	3.67%	2.28%	$9,158	34.88%
LSBX LSB Corp of No. Andover MA	0.62%	5.82%	3.35%	2.47%	0.15%	2.33%	0.02%	0.00%	0.43%	0.45%	1.82%	0.00%	0.00%	0.06%	6.01%	3.72%	2.29%	$7,833	41.28%
LEGC Legacy Bancorp, Inc. of MA	0.15%	5.66%	2.83%	2.83%	0.13%	2.69%	0.00%	0.00%	0.59%	0.59%	3.11%	0.04%	0.00%	0.06%	6.01%	3.37%	2.64%	$5,055	8.53%
MFLR Mayflower Bancorp, Inc. of MA(1)	0.43%	5.54%	2.75%	2.80%	0.00%	2.80%	0.05%	0.00%	0.39%	0.44%	2.77%	0.01%	0.00%	0.06%	5.84%	3.01%	2.83%	$3,931	30.26%
NHTB NH Thrift Bancshares of NH	0.65%	5.38%	2.45%	2.93%	0.03%	2.90%	0.00%	0.00%	0.93%	0.93%	2.73%	0.07%	0.00%	0.06%	5.87%	2.71%	3.15%	$3,520	26.80%
NFSB Newport Bancorp, Inc. of RI	0.13%	5.64%	2.48%	3.15%	0.14%	3.01%	0.00%	0.00%	0.65%	0.65%	3.40%	0.00%	0.00%	0.06%	5.98%	3.01%	2.97%	$5,978	49.02%

(1)	Financial information is for the quarter ending March 31, 2008.

Source:	Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Board of Directors

August 29, 2008

recent twelve month period for which data is publicly available for the Peer Group. The Company’s asset growth rate increased modestly, to equal 8.42% which fell slightly below the Peer Group growth rate of 10.59%. The Company’s updated financial data indicated that asset growth was primarily the result of both expansion of the loan portfolio (6.62% growth) and growth in the cash and investment portfolio (23.62% increase). Similarly, the Peer Group realized growth of both loans (by 9.96%) and cash and investments (by 3.53%).

In terms of liability growth, the rate of deposit growth for the Company based on updated financial data equaled 10.13% which was above the average of 6.01% for the Peer Group. Conversely, the Peer Group also realized greater borrowings growth of 18.08% versus 3.55% for the Company.

The Company’s equity increased 1.84%, versus growth of less than one percent for the Peer Group based on updated financial data. The limited change in the Peer Group’s equity, notwithstanding their higher profitability, reflects the impact of their respective dividend and capital management strategies. On a post-offering basis, the capital growth rate is expected to decline due to the increased equity level and marginal short-term net proceeds reinvestment benefit.

Income and Expense Trends

As noted in the Original Appraisal, the Company’s earnings fell below the Peer Group average and the Company’s earnings remained below the Peer Group average based on updated financial data. Specifically, the Company reported a net income to average assets ratio of 0.11% based on updated earnings for the twelve months ended July 31, 2008 (see Table 3), which was below the Peer Group’s average earnings of 0.39% based on financial data for the most recent twelve month period for which data was publicly available (as of either March 31, 2008 or June 30, 2008). The Company’s earnings remain below the Peer Group average reflecting its disadvantage relative to the Peer Group in the areas of net interest income and operating expense. Loan loss provisions also remained a greater factor in the Company’s earnings relative to the Peer Group reflecting continued growth in high risk-weight loans and high levels of NPAs.

Net interest income equaled 2.66% versus 2.75% for the Peer Group on average. The Company’s shortfall in this area is primarily reflective of its higher funding costs including reliance on CDs which have been attracted with highly competitive rates and the marketing of a high yield checking account to consumers (i.e., this strategy has been increasing transaction accounts but has also impacted funding costs). The Company’s interest expense ratio is expected to diminish on a pro forma basis, as the Conversion proceeds will represent interest-free funds for the Company.

Non-interest operating income continued to be a more significant contributor to the Company’s earnings relative to the Peer Group, at 0.79% and 0.51%, respectively. At the same time, the Company’s operating expense ratio remains above the Peer Group average (3.02% of average assets for the Company versus 2.61% of average assets for the Peer Group). As discussed in the Original Appraisal, the Company’s higher level of non-interest income and operating expenses are partially the result of its non-banking insurance agency operations which increase both non-interest revenues and expenses. Additionally, the Bank has increased non-interest income concurrent with expansion of its community banking activities which have also resulted in increasing operating costs.

Board of Directors

August 29, 2008

The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 87.8% remains less favorable than the Peer Group’s ratio of 80.1%, with the Company’s higher ratio reflective of its weaker core earnings level. On a post-offering basis, the Company’s efficiency ratio may improve marginally over the short term while management expects more significant long-term improvement as the proceeds and infrastructure investments are leveraged.

As noted above, loan loss provisions continued to have a more significant impact on the Company’s earnings in comparison to the Peer Group, with loan loss provisions established by the Company and the Peer Group equaling 0.26% and 0.08% of average assets, respectively. The Company’s loan loss provisions remain above the Peer Group average based on updated financial data in response to the Company’s loan portfolio growth and continued high levels of NPAs.

The Company’s average tax rate for the 12 months ended July 31, 2008, equaled 31.78%, which closely approximated the Peer Group average of 33.17%.

Credit Risk Exposure

The ratio of NPAs & 90+ delinquencies-to-assets for the Company increased from 2.83% as of April 30, 2008, to 3.01% as of July 31, 2008, as shown in Table 4 reflecting deterioration in credit quality for the Company. Importantly, the Company’s NPAs & 90+ delinquencies-to-assets ratio remained above the level reported by any of the Peer Group companies on an individual basis (the highest ratio for the Peer Group was 1.79% of assets reported by Central Bancorp). The higher ratio of NPAs reported by the Company was the result of both a higher ratio of non-performing loans and REO. The Company maintained a lower level of loss reserves as a percent of non-performing loans (42.08% versus 149.21% for the Peer Group. While NPAs are trending higher for both the Company and Peer Group, the growth of the Company’s NPAs has been more significant, particularly in view of the modest reserve coverage. Additionally, the Company’s credit risk profile has increased over the last couple of years with the increase in NPAs and owing to the more active commercial mortgage and C&I lending activity where there is limited seasoning on the more recent loan originations.

It should be noted that investors are placing significant weight on credit quality in their investment analyses of financial institutions in the current operating environment. Accordingly, RP Financial has considered the Company’s high NPAs both in the Original Appraisal and this updated valuation. The importance of credit quality in valuations in the current market is evidenced by Central Bancorp which reported NPAs more than twice the Peer Group average which is reflected in a P/B ratio which is materially discounted to the other Peer Group institutions.

Board of Directors

August 29, 2008

RP® Financial, LC.

Table 4

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of June 30, 2008 or Most Recent Date Available

Institution		REO/ Assets	NPAs & 90+Del/ Assets	NPLs/ Loans	Rsrves/ Loans	Rsrves/ NPLs	Rsrves/ NPAs & 90+Del	Net Loan Chargoffs	NLCs/ Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)
Campello Bancorp		0.20%	3.01%	3.38%	42.08%	39.33%	37.58%	$81	0.03%

All Public Companies
Averages		0.23%	1.50%	1.56%	1.05%	158.31%	114.51%	$745	0.23%
Medians		0.06%	0.76%	0.83%	0.91%	97.04%	70.59%	$122	0.06%

State of MA
Averages		0.06%	0.67%	0.85%	1.01%	175.31%	142.52%	$229	0.07%
Medians		0.02%	0.61%	0.69%	0.96%	181.10%	109.73%	$32	0.03%

Comparable Group
Averages		0.05%	0.79%	0.96%	0.89%	149.21%	115.66%	$45	0.03%
Medians		0.01%	0.73%	0.93%	0.83%	91.13%	90.08%	$19	0.02%

Comparable Group
BFBC	Benjamin Frkln Bncrp Inc of MA	0.00%	1.02%	1.46%	0.96%	65.51%	65.51%	$27	0.02%
CEBK	Central Bncrp of Somerville MA	0.00%	1.79%	2.12%	0.80%	37.71%	37.71%	$4	0.00%
CBNK	Chicopee Bancorp, Inc. of MA	0.00%	0.36%	0.45%	0.81%	181.10%	181.10%	$10	0.01%
HBNK	Hampden Bancorp, Inc. of MA(1)	0.00%	0.88%	NA	NA	NA	NA	$4	0.00%
HIFS	Hingham Inst. for Sav. of MA	0.09%	NA	NA	0.64%	NA	NA	$174	0.11%
LSBX	LSB Corp of No. Andover MA	0.10%	0.30%	0.36%	1.28%	360.00%	243.97%	$36	0.04%
LEGC	Legacy Bancorp, Inc. of MA	0.01%	0.70%	0.93%	0.85%	91.13%	90.08%	$136	0.08%
MFLR	Mayflower Bancorp, Inc. of MA(1)	0.27%	0.52%	0.48%	1.07%	223.01%	109.73%	$3	0.00%
NHTB	NH Thrift Bancshares of NH	0.04%	0.76%	0.95%	0.81%	86.01%	81.53%	$48	0.03%
NFSB	Newport Bancorp, Inc. of RI	0.00%	NA	NA	0.83%	NA	NA	$7	-0.01%

(1)	Financial information is for the quarter ending March 31, 2008.

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Board of Directors

August 29, 2008

3.	Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has exhibited volatility and, in general, has declined. Led by a decline in financial shares, the downward trend in stocks prevailed through most of June. The Dow Jones Industrial Average (“DJIA”) hit a 2008 low in late-June, as stocks plunged following downgrades of brokerage and automotive stocks and a jump in oil prices. Selling pressure in the broader market continued into the first half of July 2008, as financial stocks led the downturn on worries about earnings and the economy. For the first time in two years, the DJIA closed below 11000 in mid-July as bank stocks led the market lower following the takeover of IndyMac Bancorp by the FDIC. Led by a rally in financial stocks, stocks rebounded heading into the second half of July. Better-than-expected earnings by some of the major banks and a drop in oil prices below a $130 a barrel were noteworthy contributors to the rally. Led by a sell-off in financial shares, stocks tumbled in late-July on more bad news about the housing market. Stocks rallied at the end on July as investors moved into beaten up financial stocks on hopes that the credit crisis was nearing an end. Lower oil prices and reassuring signals coming out of the Federal Reserve meeting provided a boost to stock values in early-August. Volatility in financial stocks prevailed on the broader stock market in mid-August, as concerns about more write-downs plagued the financial sector. Mixed economic data and ongoing concerns of the credit crunch continuing to haunt the financial sector provided for a choppy performance in the broader stock market during the second half of August. On August 29, 2008, the DJIA closed at 11543.55 or 2.5% lower since the date of the Original Appraisal and the NASDAQ closed at 2367.52 or 1.6% lower since the date of the Original Appraisal.

Thrift stocks generally experienced further deterioration since the date of the Original Appraisal. Following a mild rebound in mid-June, thrift shares tumbled lower at the end of the second quarter as financial shares were pummeled by downgrades by Wall Street analysts and second quarter profit worries. The downturn in thrift stocks continued in early-July, with projected second quarter losses becoming more widespread among thrift stocks. Fannie Mae and Freddie Mac dropped to their lowest levels in more than 14 years, as concerns grew about their capital positions. Thrift stocks rebounded along with the broader financial sector at the end of July, with the upward momentum sustained in early-August as investors responded favorably to the outcome of the Federal Reserve meeting and its decision to hold the target rate steady. Concerns of falling home prices resulting in more write-downs pushed thrift stocks lower in mid-August. The downturn in thrift stocks sharpened during the second half of August on spreading credit quality problems in financial stocks and growing concerns that Fannie Mae and Freddie Mac would not be able to avoid a government bailout. Thrift stocks rebounded in late August on news that second quarter GDP growth was revised up from the initial estimate. On August 29, 2008, the SNL Index for all publicly-traded thrifts closed at 869.9, a decrease of 2.9% since June 20, 2008.

The updated pricing measures for the Peer Group and all publicly-traded thrifts were generally lower compared to the Original Appraisal. In general, the declines in the Peer Group’s updated pricing measures were greater than the reduction in the SNL thrift index, as the Peer Group’s P/B and P/TB ratios declined by approximately 5%, in comparison to a decline of 2.9% indicated by the index. The P/E multiple declined by a comparatively greater amount, in the range of 17% to 23%. Since the date of the Original Appraisal, the stock prices of eight out of the ten Peer Group companies were lower as of August 29, 2008. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of June 20, 2008 and August 29, 2008.

Board of Directors

August 29, 2008

Table 5

Average Pricing Characteristics

	At June 20, 2008		At Aug. 29, 2008		% Change
Peer Group
Price/Earnings (x)	18.53	x	15.46	x	(16.6)%
Price/Core Earnings (x)	22.05		16.99		(22.9)
Price/Book (%)	95.01%		90.66%		(4.6)
Price/Tangible Book(%)	107.22		101.69		(5.2)
Price/Assets (%)	11.35		10.59		(6.7)
Mkt. Capitalization ($Mil) (1)	$69.38		$66.94		(3.5)

All Publicly-Traded Thrifts(2)
Price/Earnings (x)	20.07	x	17.48	x	(12.9)%
Price/Core Earnings (x)	20.70		19.13		(7.6)
Price/Book (%)	102.24%		85.81%		(16.1)
Price/Tangible Book(%)	113.93		100.16		(12.1)
Price/Assets (%)	13.01		9.80		(24.7)
Mkt. Capitalization ($Mil) (1)	$67.74		$62.58		(7.6)

Other
SNL Thrift Index	896.2		869.9		(2.9)

(1)	Reflects median value.
(2)	June 20, 2008 data included publicly-traded MHCs, which have been excluded from the August 29, 2008 data.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with a number of the recent offerings being undersubscribed and typically reflecting only modest price appreciation or, in some cases, trading below their IPO prices in initial after market trading activity. No standard conversions have been completed during the past three months. Home Federal Bancorp of Louisiana, which was seeking to complete a second-step conversion, terminated its offering on August 14, 2008 as stock orders were not sufficient to reach the minimum of the offering range.

Board of Directors

August 29, 2008

As shown in Table 6, the only conversion offering completed during the past three months was a by Auburn Bancorp which completed a minority stock issuance through a mutual holding company. Auburn Bancorp’s mutual holding company offering was closed at the minimum of the valuation range, raising gross proceeds of $2.3 million. Auburn Bancorp’s mutual holding company offering closed at a pro forma P/TB ratio of 61.5%. Based on closing stock market prices as of August 29, 2008, Auburn Bancorp’s stock price was 5.0% below its IPO price.

Summary of Adjustments

In the Original Appraisal, we made adjustments shown below to the Company’s pro forma value based upon our comparative analysis to the Peer Group. This updated appraisal incorporated updated financial information which was relatively consistent with the data relied upon in the Original Appraisal. Thus, the financial condition and profitability, growth and viability of earnings valuation parameters remain unchanged from the Original Appraisal. Moreover, except for the “Marketing of the Issue” parameter, the factors concerning the remaining valuation parameters did not change since the Original Appraisal.

Campello Bancorp

Updated Valuation Adjustments

Parameters:	Key Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Significant Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The general market for thrift stocks deteriorated further since the date of the Original Appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts. The updated pricing measures for the Peer Group and all publicly-traded thrifts were lower as well compared to the Original Appraisal. Recent thrift offerings have in general encountered a more difficult selling environment, with a number of offerings having to be extended beyond the subscription period to be completed. In some cases, offerings have not been successfully completed due to orders falling well short of the minimum of their offering ranges. The most recent completed conversion offering was by Auburn Bancorp which was completed at the minimum of the offering range. These conditions, coupled with investor’s intensified focus on asset quality and the increase in the Company’s NPAs relative to the Peer Group may likely make the marketing of the issue more difficult. Accordingly, we have revised the marketing of the issue valuation parameter from a “moderate downward” adjustment to a “significant downward” adjustment.

Board of Directors

August 29, 2008

RP® Financial, LC.

Table 6

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Initial Dividend Yield
			Financial Info.		Asset Quality								% Off Incl. Fdn.
													Benefit Plans
Institution	Conver. Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offered	% of Mid.	Exp./ Proc.	Form	% of Offering	ESOP	Recog. Plans	Stk Option	Mgmt.& Dirs.
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)
Mutual Holding Company Conversions
Auburn Bancorp, Inc., ME	8/19/08	ABBB-OTCBB	$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	N.A.	N.A.	7.6%	3.3%	10.9%	6.6%	0.00%

Averages - Mutual Holding Company Conversions:			$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	NA	NA	7.6%	3.3%	10.9%	6.6%	0.00%
Medians - Mutual Holding Company Conversions:			$65	6.92%	0.19%	376%	$2.3	45%	85%	29.6%	NA	NA	7.6%	3.3%	10.9%	6.6%	0.00%

Institutional Information			Pro Forma Data						IPO Price	Post-IPO Pricing Trends
Institution			Pricing Ratios(3)			Financial Charac.				Closing Price:
	Conver. Date	Ticker	P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE		First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru 8/29/08	% Change
			(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Mutual Holding Company Conversions
Auburn Bancorp, Inc., ME	8/19/08	ABBB-OTCBB	61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.50	-5.0%

Averages - Mutual Holding Company Conversions:			61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.50	-5.0%
Medians - Mutual Holding Company Conversions:			61.5%	26.1x	7.3%	0.3%	8.8%	3.4%	$10.00	$10.50	5.0%	$9.50	-5.0%	$9.50	-5.0%	$9.50	-5.0%

Note:	* - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.
(1)	Non-OTS regulated thrift.
(2)	As a percent of MHC offering for MHC transactions.
(3)	Does not take into account the adoption of SOP 93-6.
(4)	Latest price if offering is less than one week old.
(5)	Latest price if offering is more than one week but less than one month old.
(6)	Mutual holding company pro forma data on full conversion basis.
(7)	Simultaneously completed acquisition of another financial institution.
(8)	Simultaneously converted to a commercial bank charter.
(9)	Former credit union.

August 29, 2008

Board of Directors

August 29, 2008

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that a decrease in the Company’s value is appropriate. Accordingly, RP Financial concluded that as of August 29, 2008, the pro forma market value of the Company’s conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, was $20,950,000 at the midpoint, inclusive of 95,000 shares issued to the Foundation for a value of $950,000 based on a per share value of $10.00 at issuance. The offering amount at the midpoint is equivalent to $20,000,000 or 2,000,000 shares at $10.00 per share. The following sections describe the application of the valuation methodology. The updated valuation reflects a 14.9% reduction relative to the valuation conclusion set forth in the Original Appraisal.

In arriving at the updated valuation conclusion, we considered a number of factors including the reduction in the Peer Group’s average pricing ratios which was 4.6% on reported book value basis and 5.2% on a tangible book value basis, and which ranged from 16.6% to 22.9% based on reported and core earnings, respectively. As noted above, we also considered the increase in the Company’s NPAs particularly as it impacts the marketing of the issue in an environment where asset quality is a significant focus for many investors. Taking all these factors into account, we concluded that the decrease in the Company’s estimated pro market value is appropriate.

P/E Approach. The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma

Board of Directors

August 29, 2008

earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported earnings and core earnings both equaled $438,000 for the 12 months ended July 31, 2008. The Peer Group’s reported earnings were only modestly impacted by non-operating items which were excluded on a tax effected basis for purposes of developing the Price-to-Core earnings multiple.

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $20.95 million midpoint value equaled 67.14 times which reflects a 334.3% premium to the Peer Group average P/E multiple of 15.46 times, versus a 208.7% premium in the Original Appraisal. On a core earnings basis, the P/Core multiple at the midpoint valuation equaled 67.14 times which was at a 295.2% premium to the Peer Group’s average core earnings multiple of 16.99 times, versus a 159.4% premium to the Peer Group’s average core earnings multiple at the midpoint valuation conclusion in the Original Appraisal.

P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $20.95 million updated midpoint value, the Company’s P/B and P/TB ratios equaled 53.01% and 54.12%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 90.66% and 101.69%, respectively, the Company’s updated ratios were discounted by 41.5% and 46.8% (versus discounts of 39.4% and 46.2% from the average Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal). Thus, the P/B and P/TB discounts were similar reflecting the reduction in the average pricing ratios of the Peer Group since the date of the Original Appraisal.

At the top of the super range, the Company’s P/B and P/TB ratios equaled 61.27% and 62.39%, respectively. In comparison to the Peer Group’s median P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 32.4% and 38.6%, respectively, versus discounts of 30.7% and 37.6%, respectively, relative to the Peer Group average in the Original Appraisal.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint value, the Company’s pro forma P/A ratio equaled 4.95%. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.59%, which implies a discount of 53.3% has been applied to the Company’s pro forma P/A ratio. Comparatively, the P/A discount relative to the Peer Group average was 46.6% at the midpoint of the range in the Original Appraisal.

Board of Directors

August 29, 2008

Other Considerations

As discussed previously both in this valuation update and the Original Appraisal, the new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis. Typically, conversion values are discounted relative to pro forma book value and, in virtually all conversion transactions, P/B and P/TB ratios are significantly discounted versus the peer groups. These valuation discounts do not indicate that converting institutions are being undervalued. Rather, the reasons for the valuation discounts include: (1) the nature of the pro forma pricing calculations, where the proceeds of the offering are included in capital, results in P/B and P/TB ratios less than 100% regardless of where the peer group companies are trading; (2) the conversion appraisal guidelines require consideration of all approaches (book value, earnings and assets) and in many conversion offerings discounted P/B ratios are offset by P/E ratios that significantly exceed the peer groups; and, (3) investors tend to value newly converted companies at a discount versus seasoned companies (included in the peer groups) because the converting company typically operates at a below market ROE until such time as the proceeds of the offering can be fully deployed and leveraged. These dynamics are supported by actual conversion data (see Exhibit 4) which shows that the last 10 conversions were valued at an average and median discount of 37.8% based on P/TB ratios yet their trading prices increased by and average and median of just 8.3% and 5.9%, respectively, in the first week of trading. In assessing the P/TB discounts for the Company’s updated valuation (40.7% at the supermaximum and 48.5% at the midpoint), we considered these discounts were not at great variance from the data shown in Exhibit 4. Moreover, we considered the valuation premiums for the Company that result under the P/E approach in the valuation conclusions and took into account the significantly higher levels of NPAs exhibited by the Company versus the Peer Group, all of which suggest that the valuation discounts under the P/B and P/TB approaches are appropriate.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 29, 2008, the aggregate pro forma market value of the Company’s common stock, including the shares sold in the offering and the shares contributed to the Foundation immediately following the offering, is $20,950,000, equal to 2,095,000 shares issued at a per share value of $10.00. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 2 and Exhibit 3. Details with respect to the valuation range are set forth on the following page.

Board of Directors

August 29, 2008

Valuation Range	Offering Amount	Foundation Shares	Total Issued
Shares
Minimum	1,700,000	80,750	1,780,750
Midpoint	2,000,000	95,000	2,095,000
Maximum	2,300,000	109,250	2,409,250
Supermaximum	2,645,000	125,638	2,770,638

Value
Minimum	$17,000,000	$807,500	$17,807,500
Midpoint	$20,000,000	$950,000	$20,950,000
Maximum	$23,000,000	$1,092,500	$24,092,500
Supermaximum	$26,450,000	$1,256,380	$27,706,380

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Managing Director

/s/ James P. Hennessey
James P. Hennessey
Director

Board of Directors

August 29, 2008

RP® Financial, LC.

Table 7

Public Market Pricing

Campello Bancorp

As of August 29, 2008

	Market Capitalization		Per Share Data							Dividends(4)			Financial Characteristics(6)
					Pricing Ratios(3)												Reported		Core		Offering Size
	Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Campello Bancorp
Superrange	$10.00	$27.71	$0.10	$16.32	100.28x	61.27%	6.45%	62.39%	100.28x	$0.00	0.00%	0.00%	$429	10.53%	10.34%	2.86%	0.06%	0.61%	0.06%	0.61%	26.45
Maximum	$10.00	$24.09	$0.12	$17.50	81.56x	57.13%	5.65%	58.25%	81.56x	$0.00	0.00%	0.00%	$426	9.89%	9.70%	2.88%	0.07%	0.70%	0.07%	0.70%	23.00
Midpoint	$10.00	$20.95	$0.15	$18.87	67.14x	53.01%	4.95%	54.12%	67.14x	$0.00	0.00%	0.00%	$424	9.33%	9.14%	2.89%	0.07%	0.79%	0.07%	0.79%	20.00
Minimum	$10.00	$17.81	$0.18	$20.71	54.19x	48.29%	4.23%	49.38%	54.19x	$0.00	0.00%	0.00%	$421	8.76%	8.57%	2.91%	0.08%	0.89%	0.08%	0.89%	17.00

All Public Companies (7)
Averages	$11.86	$409.31	$0.06	$14.49	17.48x	85.81%	9.80%	100.16%	19.13x	$0.38	2.97%	40.95%	$3,655	11.00%	9.96%	1.76%	0.19%	1.82%	0.18%	1.71%
Medians	10.57	62.58	0.46	12.99	14.90x	82.23%	8.06%	91.13%	16.66x	$0.33	2.96%	15.10%	$878	9.43%	7.78%	0.84%	0.46%	3.95%	0.44%	3.62%

All Non-MHC State of MA(7)
Averages	$14.54	$169.07	$0.63	$15.64	21.32x	96.20%	14.13%	109.52%	23.72x	$0.36	2.47%	49.75%	$1,082	14.38%	13.36%	0.66%	0.44%	3.58%	0.43%	3.49%
Medians	$12.79	$91.99	$0.38	$13.26	18.60x	96.10%	13.33%	106.49%	21.05x	$0.32	2.41%	55.69%	$852	13.87%	12.69%	0.52%	0.49%	3.42%	0.47%	3.19%

Comparable Group Averages
Averages	$13.90	$66.94	$0.65	$15.43	15.46x	90.66%	10.59%	101.69%	16.99x	$0.37	2.70%	42.70%	$647	11.73%	10.89%	0.79%	0.39%	4.15%	0.37%	3.91%
Medians	$12.53	$64.69	$0.48	$13.55	14.85x	92.78%	9.37%	105.13%	16.09x	$0.36	2.67%	55.69%	$638	9.90%	8.22%	0.73%	0.38%	4.23%	0.31%	3.61%

State of Massachusetts (7)
BFBC Benjamin Frkln Bncrp Inc of MA	$12.00	$91.99	$0.57	$13.84	20.34x	86.71%	9.51%	131.29%	21.05x	$0.32	2.67%	54.24%	$967	10.97%	7.53%	1.02%	0.49%	4.23%	0.47%	4.08%
BHLB Berkshire Hills Bancorp of MA	$26.60	$276.24	$1.87	$31.78	17.50x	83.70%	10.85%	185.24%	14.22x	$0.64	2.41%	42.11%	$2,547	12.96%	6.30%	NA	0.64%	4.99%	0.79%	6.14%
BRKL Brookline Bancorp, Inc. of MA	$10.28	$600.03	$0.26	$8.67	NM	118.57%	24.05%	131.29%	39.54x	$0.34	3.31%	NM	$2,495	20.29%	18.69%	0.35%	0.60%	2.79%	0.63%	2.91%
CEBK Central Bncrp of Somerville MA	$13.00	$21.32	$0.74	$23.25	13.13x	55.91%	3.78%	59.39%	17.57x	$0.72	5.54%	72.73%	$564	6.76%	6.39%	1.79%	0.29%	4.22%	0.22%	3.15%
CBNK Chicopee Bancorp, Inc. of MA	$13.38	$90.81	$0.08	$14.52	NM	92.15%	17.62%	92.15%	NM	$0.00	0.00%	0.00%	$515	19.12%	19.12%	0.36%	0.16%	0.72%	0.11%	0.52%
DNBK Danvers Bancorp, Inc. of MA	$11.96	$213.40	($0.18)	$12.85	NM	93.07%	14.16%	93.29%	NM	$0.08	0.67%	NM	$1,507	15.21%	15.18%	0.71%	-0.14%	-0.93%	-0.21%	-1.39%
HBNK Hampden Bancorp, Inc. of MA	$10.43	$82.92	$0.18	$13.05	NM	79.92%	15.81%	79.92%	NM	$0.12	1.15%	57.14%	$524	19.78%	19.78%	0.88%	0.32%	1.62%	0.27%	1.39%
HIFS Hingham Inst. for Sav. of MA	$30.00	$63.66	$2.43	$26.76	12.35x	112.11%	8.18%	112.11%	12.35x	$0.80	2.67%	32.92%	$778	7.30%	7.30%	NA	0.69%	9.38%	0.69%	9.38%
LSBX LSB Corp of No. Andover MA	$14.75	$65.71	$1.01	$13.26	16.57x	111.24%	9.22%	111.24%	14.60x	$0.60	4.07%	67.42%	$713	8.29%	8.29%	0.30%	0.62%	6.66%	0.70%	7.55%
LEGC Legacy Bancorp, Inc. of MA	$13.79	$123.28	$0.13	$14.35	NM	96.10%	13.33%	106.49%	NM	$0.20	1.45%	NM	$925	13.87%	12.69%	0.70%	0.15%	1.00%	0.13%	0.86%
MASB MassBank Corp. of Reading MA(7)	$39.81	$168.52	$1.36	$24.85	NM	160.20%	21.52%	161.90%	29.27x	$1.16	2.91%	NM	$783	13.43%	13.31%	NA	0.50%	3.74%	0.72%	5.36%
MFLR Mayflower Bancorp, Inc. of MA	$9.85	$20.62	$0.39	$9.50	19.70x	103.68%	8.46%	103.79%	25.26x	$0.40	4.06%	NM	$244	8.16%	8.15%	0.52%	0.43%	5.30%	0.34%	4.14%
UBNK United Financial Bncrp of MA	$12.79	$227.20	$0.38	$12.76	34.57x	100.24%	18.71%	100.39%	33.66x	$0.28	2.19%	NM	$1,214	18.67%	18.64%	0.39%	0.59%	3.42%	0.61%	3.51%
WFD Westfield Fin. Inc. of MA	$10.22	$320.73	$0.29	$8.72	36.50x	117.20%	29.99%	117.20%	35.24x	$0.20	1.96%	71.43%	$1,070	25.59%	25.59%	0.29%	0.83%	3.08%	0.86%	3.19%

Comparable Group
BFBC Benjamin Frkln Bncrp Inc of MA	$12.00	$91.99	$0.57	$13.84	20.34	86.71%	9.51%	131.29%	21.05x	$0.32	2.67%	54.24%	$967	10.97%	7.53%	1.02%	0.49%	4.23%	0.47%	4.08%
CEBK Central Bncrp of Somerville MA	$13.00	$21.32	$0.74	$23.25	13.13	55.91%	3.78%	59.39%	17.57x	$0.72	5.54%	72.73%	$564	6.76%	6.39%	1.79%	0.29%	4.22%	0.22%	3.15%
CBNK Chicopee Bancorp, Inc. of MA	$13.38	$90.81	$0.08	$14.52	NM	92.15%	17.62%	92.15%	NM	$0.00	0.00%	0.00%	$515	19.12%	19.12%	0.36%	0.16%	0.72%	0.11%	0.52%
HBNK Hampden Bancorp, Inc. of MA	$10.43	$82.92	$0.18	$13.05	NM	79.92%	15.81%	79.92%	NM	$0.12	1.15%	57.14%	$524	19.78%	19.78%	0.88%	0.32%	1.62%	0.27%	1.39%
HIFS Hingham Inst. for Sav. of MA	$30.00	$63.66	$2.43	$26.76	12.35	112.11%	8.18%	112.11%	12.35x	$0.80	2.67%	32.92%	$778	7.30%	7.30%	NA	0.69%	9.38%	0.69%	9.38%
LSBX LSB Corp of No. Andover MA	$14.75	$65.71	$1.01	$13.26	16.57	111.24%	9.22%	111.24%	14.60x	$0.60	4.07%	67.42%	$713	8.29%	8.29%	0.30%	0.62%	6.66%	0.70%	7.55%
LEGC Legacy Bancorp, Inc. of MA	$13.79	$123.28	$0.13	$14.35	NM	96.10%	13.33%	106.49%	NM	$0.20	1.45%	NM	$925	13.87%	12.69%	0.70%	0.15%	1.00%	0.13%	0.86%
MFLR Mayflower Bancorp, Inc. of MA	$9.85	$20.62	$0.39	$9.50	19.7	103.68%	8.46%	103.79%	25.26x	$0.40	4.06%	NM	$244	8.16%	8.15%	0.52%	0.43%	5.30%	0.34%	4.14%
NHTB NH Thrift Bancshares of NH	$9.70	$55.76	$0.87	$12.87	10.66	75.37%	6.66%	127.13%	11.15x	$0.52	5.36%	57.14%	$838	8.83%	5.43%	0.76%	0.65%	7.60%	0.62%	7.26%
NFSB Newport Bancorp, Inc. of RI	$12.05	$53.29	$0.10	$12.90	NM	93.41%	13.30%	93.41%	NM	$0.00	0.00%	0.00%	$401	14.24%	14.24%	NA	0.12%	0.75%	0.12%	0.75%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.